SECURITIES AND EXCHANGE COMMISSION
WASHINGTON, DC 20549

SCHEDULE 13D
(Rule 13d-101)

INFORMATION TO BE INCLUDED IN STATEMENTS FILED PURSUANT
TO RULE 13d-1(a) AND AMENDMENTS THERETO FILED PURSUANT TO
RULE 13d-2(a)

MAP VI ACQUISITION, INC.

(Name of Issuer)

COMMON STOCK, PAR VALUE $0.0001 PER SHARE

(Title of Class of Securities)
(CUSIP Number)

Richard Friedman, Esq., 61 Broadway, 32nd Floor: New York New York 10006; (212) 930-9700

(Name, Address and Telephone Number of Person
Authorized to Receive Notices and Communications)

February 4, 2009

(Date of Event Which Requires Filing of This Statement)

If the filing person has previously filed a statement on Schedule 13G to report the acquisition which is the subject of this Schedule 13D, and is filing this schedule because of Rule 13d-1(e), 13d-1(f) or 13d-1(g), check the following box  ☐.

Note.  Schedules filed in paper format shall include a signed original and five copies of the schedule, including all exhibits. See Rule 13d-7(b) for other parties to whom copies are to be sent.

(Continued on following pages)

(Page 1 of  5   Pages)

CUSIP No.	13D	Page 2 of 5 Pages

1	NAME OF REPORTING PERSONS S.S. OR I.R.S. IDENTIFICATION NOS. OF ABOVE PERSONS Michael Pisani
2	CHECK THE APPROPRIATE BOX IF A MEMBER OF A GROUP* (a) ☐ (b) ☒
3	SEC USE ONLY
4	SOURCE OF FUNDS* PF
5	CHECK BOX IF DISCLOSURE OF LEGAL PROCEEDINGS IS REQUIRED PURSUANT TO ITEM 2(d) or 2(e) ☒
6	CITIZENSHIP OR PLACE OF ORGANIZATION United States
NUMBER OF SHARES BENEFICIALLY OWNED BY EACH REPORTING PERSON WITH	7	SOLE VOTING POWER 23,798,258 Shares of Common Stock which entitles Michael Pisani to 23,798,258 votes.
	8	SHARED VOTING POWER 0
	9	SOLE DISPOSITIVE POWER 23,798,258 Shares of Common Stock which entitles Michael Pisani to 23,798,258 votes.
	10	SHARED DISPOSITIVE POWER 0
11	AGGREGATE AMOUNT BENEFICIALLY OWNED BY EACH REPORTING PERSON Common Stock-23,798,258 shares
12	CHECK BOX IF THE AGGREGATE AMOUNT IN ROW (11) EXCLUDES CERTAIN SHARES* ☐
13	PERCENT OF CLASS REPRESENTED BY AMOUNT IN ROW (11) Common Stock-32.91% of the issued and outstanding common stock
14	TYPE OF REPORTING PERSON* IN

Item 1.  Security and Issuer.

This Schedule 13D relates to shares of Common Stock, $0.0001 par value per share (the "Common Shares") of Map VI Acquisition, Inc. (the "Issuer").  The principal executive office of the Issuer is located at 401 Shippan Avenue, Stamford, CT 06902.

Item 2. Identity and Background.

This statement is being filed by Michael Pisani.  The acquisition of Shares reported in this Schedule 13D was made by Mr. Pisani. The address of Mr. Pisani’s principal place of business is c/o Map VI Acquisition, Inc., 401 Shippan Avenue, Stamford, CT 06902.

During the past five years, except as described herein, Mr. Pisani has not been (a) convicted in a criminal proceeding, or (b) been a party to a civil proceeding of a judicial or administrative body of competent jurisdiction and as a result thereof was or is subject to a judgment, decree or final order enjoining future violations of, or prohibiting or mandating activities subject to, federal or state securities laws or finding any violation with respect to such laws.  Mr. Pisani is currently a party to an action brought against him and three others (the “Guarantors”) who personally guaranteed a loan from BC Media Funding Company II (“BC”) to BTR.  On October 31, 2008, a judgment was entered in favor of BC and the Guarantors have filed a timely appeal.   Mr. Pisani is a citizen of the United States.

Item 3. Source and Amount of Funds or Other Consideration.

On February 4, 2009, BusinessTalkRadio.Net, Inc. (“BTR”), a Delaware Company, the Issuer BusinessTalkRadio.Net, Inc. Acquisition Corp., the Issuer’s wholly owned subsidiary entered into a Agreement and Plan of Merger whereby all of the shares of BTR were exchanged for all of the issued and outstanding shares of common stock of the Issuer.  Mr. Pisani was a shareholder of BTR and in exchange for his shares of BTR, received 23,798,258* shares of the Issuer.  No part of the purchase price paid by Mr. Pisani was borrowed or otherwise obtained for the purpose of acquiring the securities of the Issuer.

Item 4. Purpose of Transaction.

Mr. Pisani acquired these Shares pursuant to a Agreement and Plan of Merger as described in Item 3.

Notwithstanding the foregoing, Mr. Pisani does not have any present plans or proposals which relate to or would result in:

(a)	The acquisition by any person of additional securities of the Issuer, or the disposition of securities of the Issuer;
(b)	An extraordinary corporate transaction, such as a merger, reorganization or liquidation, involving the Issuer or any of its subsidiaries;
(c)	A sale or transfer of a material amount of assets of the Issuer or any of its subsidiaries;
(d)	Any change in the present board of directors or management of the Issuer, including any plans or proposals to change the number or term of directors or to fill any existing vacancies on the board;
(e)	Any material change in the present capitalization or dividend policy of the Issuer;
(f)	Any other material change in the Issuer’s business or corporate structure;
(g)	Changes in the Issuer’s charter, by-laws or instruments corresponding thereto or other actions which may impede the acquisition or control of the Issuer by any person;
(h)
Causing a class of securities of the Issuer to be delisted from a national securities exchange or to cease to be authorized to be quoted in an inter-dealer quotation system of a registered national securities association;

(i)	A class of equity security of the Issuer becoming eligible for termination of registration pursuant to Section 12(g)(4) of the Securities Exchange Act of 1934; or
(j)	Any action similar to any of those enumerated above.

* 1,000,000 shares held indirectly through spouse, Sheldon Pisani.

Item 5.  Interest in Securities of the Issuer.

As of February 4, 2009, the aggregate number and percentage of the Common Stock of the Issuer beneficially owned by Mr. Pisani is 23,798,258* shares. Mr. Pisani has the sole power to vote or dispose of all of his respective Shares. Mr. Pisani has not effectuated any transactions involving the securities in the last 60 days.

Item 6.  Contracts, Arrangements, Understandings or Relationships with Respect to Securities of the Issuer.

There are no contracts, arrangements, understandings or relationships (legal or otherwise) between Mr. Pisani and any other person with respect to any securities of the Issuer.

Item 7.  Material to be Filed as Exhibits.

None.

* 1,000,000 shares held indirectly through spouse, Sheldon Pisani.

SIGNATURES

After reasonable inquiry and to the best of my knowledge and belief, I certify that the information set forth in this statement is true, complete and accurate.

February 9, 2009	/s/ Michael Pisani
Michael Pisani